MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel  (905) 726-2462
Fax  (905) 726-7164

Magna Announces Second Quarter and Year To Date Results

August 8, 2006, AURORA, Ontario, Canada - Magna International Inc. (TSX: MG.A, MG.B; NYSE: MGA) today reported financial results for the second quarter and six months ended June 30, 2006.

    <<
    -------------------------------------------------------------------------
                                   THREE MONTHS ENDED      SIX MONTHS ENDED
                                        JUNE 30,               JUNE 30,
                                  --------------------  ---------------------
                                       2006       2005       2006       2005
                                       ----       ----       ----       ----
    Sales                         $   6,369  $   5,858  $  12,388  $  11,576
    Operating income              $     286  $     323  $     595  $     577
    Net income                    $     193  $     225  $     405  $     397
    Diluted earnings per share    $    1.75  $    2.06  $    3.66  $    3.73

    -------------------------------------------------------------------------
            All results are reported in millions of U.S. dollars,
                          except per share figures.
    -------------------------------------------------------------------------
    >>


    THREE MONTHS ENDED JUNE 30, 2006
    ---------------------------------

    We posted record sales of $6.4 billion for the second quarter ended June 30, 2006, an increase of 9% over the second quarter of 2005. The higher sales level in the second quarter of 2006 reflects increases of 12% in North American average dollar content per vehicle and 10% in European average dollar content per vehicle, each over the comparable quarter in 2005. During the second quarter of 2006, North American vehicle production was relatively unchanged while European vehicle production declined 1%, each in comparison to the second quarter of 2005.
    Complete vehicle assembly sales increased 2% to $1.075 billion for the second quarter of 2006 compared to $1.054 billion for the second quarter of 2005 and complete vehicle assembly volumes increased 2% for the second quarter of 2006 compared to the second quarter of 2005.
    Our operating income was $286 million for the second quarter ended June 30, 2006 compared to $323 million for the second quarter ended June 30, 2005, and we earned net income for the second quarter of 2006 of $193 million compared to $225 million for the second quarter of 2005.
    Diluted earnings per share were $1.75 for the second quarter ended June 30, 2006 compared to $2.06 for the second quarter ended June 30, 2005.
    During the second quarter ended June 30, 2006, we generated cash from operations before changes in non-cash operating assets and liabilities of $415 million, and invested $141 million in non-cash operating assets and liabilities. Total investment activities for the second quarter of 2006 were $222 million, including $179 million in fixed asset additions and a $43 million increase in investments and other assets.

    SIX MONTHS ENDED JUNE 30, 2006
    ------------------------------

    We posted record sales of $12.4 billion for the six months ended June 30, 2006, an increase of 7% over the six months ended June 30, 2005. The higher sales level for the first six months of 2006 reflects increases of 9% in North American average dollar content per vehicle and 8% in European average dollar content per vehicle, each over the comparable six-month period in 2005. During the six months ended June 30, 2006, North American vehicle production increased 2%, while European vehicle production declined 2%, each in comparison to the six months ended June 30, 2005.
    Complete vehicle assembly volumes increased 16% for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. However, as a result of the weakening of the euro against the U.S. dollar and a slight decline in assembly volumes for vehicles accounted for on a full-cost basis, complete vehicle assembly sales declined 3% or $65 million to $2.115 billion for the first six months of 2006 compared to $2.180 billion for the first six months of 2005.
    Our operating income was $595 million for the six months ended June 30, 2006 compared to $577 million for the six months ended June 30, 2005, and we earned net income of $405 million for the first six months of 2006 compared to $397 million for the first six months of 2005.
    Diluted earnings per share were $3.66 for the six months ended June 30, 2006 compared to $3.73 for the six months ended June 30, 2005.
    During the six months ended June 30, 2006, we generated cash from operations before changes in non-cash operating assets and liabilities of $842 million, and invested $366 million in non-cash operating assets and liabilities. Total investment activities for the first six months of 2006 were $601 million, including $346 million in fixed asset additions, $203 million to purchase subsidiaries, and a $52 million increase in investments and other assets.
    Don Walker, our co-Chief Executive Officer commented: "Our strong sales growth in the second quarter was achieved as a result of our recent investments in new facilities, new programs and acquisitions. However, ourresults continue to be impacted by a number of industry challenges, including declining production volumes on certain key vehicle programs, ongoing price pressures from our customers and high commodity costs. We remainfocused on developing innovative new products, supporting our customers' global vehicle programs and achieving manufacturing excellence."
    A more detailed discussion of our consolidated financial results for the second quarter and six months ended June 30, 2006 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

    OTHER MATTERS
    -------------

    Our Board of Directors today declared a quarterly dividend with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares for the quarter ended June 30, 2006. The dividend of U.S. $0.38 per share is payable on September 15, 2006 to shareholders of record on August 31, 2006.
    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia and South America. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body systems; vision and engineered glass systems; electronic systems; plastic body, lighting and exterior trim systems; various powertrain and drivetrain systems; retractable hard top and soft top roof systems; as well as complete vehicle engineering and assembly.
    We have approximately 84,000 employees in 228 manufacturing operations and 64 product development and engineering centres in 23 countries.

    -------------------------------------------------------------------------
    We will hold a conference call for interested analysts and shareholders to discuss our second quarter results on Tuesday, August 8, 2006 at
    6:00 p.m. EDT. The conference call will be co-chaired by Mark T. Hogan, President and Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1-888-328-2940. The number for overseas callers is 1-416-641-6440. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Tuesday afternoon prior to the call.
    -------------------------------------------------------------------------

    FORWARD-LOOKING STATEMENTS
    --------------------------

    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to, the impact of: declining production volumes and changes in consumer demand for vehicles; the inability of our customers to meet their financial obligations to us; a reduction in the production volumes of certain vehicles; our ability to compete with suppliers with operations in low cost countries; our inability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; the financial distress of some of our suppliers and customers; our inability to offset price concessions demanded by our customers; our inability to fully recover pre-production expenses; warranty and recall costs; the termination by our customers of any material contracts; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; legal claims against us; risks of conducting business in foreign countries; unionization activities at our facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.


    -------------------------------------------------------------------------
    For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.com.
    -------------------------------------------------------------------------

    For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

    For teleconferencing questions, please call Karin Kaminski at 905-726-7103.


    MAGNA INTERNATIONAL INC.
    Management's Discussion and Analysis of Results of Operations and Financial Position
    ------------------------------------------------------------------

    All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
    This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and six months ended June 30, 2006 included in this Press Release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2005 included in our 2005 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and six months ended June 30, 2006 and the audited consolidated financial statements for the year ended December 31, 2005 are both prepared in accordance with Canadian generally accepted accounting principles.
    This MD&A has been prepared as at August 8, 2006.

    OVERVIEW
    -------------------------------------------------------------------------

    We are a leading global supplier of technologically advanced automotive systems, assemblies, modules and components. We follow a corporate policy of functional and operational decentralization. We conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at June 30, 2006, we had 228 manufacturing divisions and 64 product development and engineering centres in 23 countries. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles for sale to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, Asia and South America. Our product capabilities span a number of major automotive areas including: interiors; seating; closures; metal body systems; vision and engineered glass systems; electronics; plastic body, lighting and exterior trim systems; various powertrain and drivetrain systems; retractable hard top and soft top roof systems; and complete vehicle engineering and assembly.
    During 2005, we completed the privatizations of our former public subsidiaries: Tesma International Inc. ("Tesma"); Decoma International Inc. ("Decoma"); and Intier Automotive Inc. ("Intier") (the "Privatizations"). The Privatizations have allowed us to improve our strategic positioning, particularly with respect to the development of vehicle modules that cross our traditional product lines, and to better exploit our various competencies, particularly our complete vehicle expertise.
    Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including general economic conditions, interest rates, fuel prices and availability, infrastructure, legislative changes, environmental emission and safety issues, and labour and/or trade relations.
    Given these differences between the regions in which we operate, our operations are segmented on a geographic basis between North America, Europe, and Rest of World (primarily Asia and South America). A co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.

    HIGHLIGHTS
    -------------------------------------------------------------------------

    During the second quarter of 2006, we continued with restructuring and rationalization activities that we consider necessary to further bolster our competitiveness and to position ourselves for the future. Excluding the impact of these and other unusual items, we reported solid financial results for the second quarter of 2006, including record sales of $6.4 billion. The higher sales level was achieved as a result of increases in our North American and European average dollar content per vehicle. In North America, vehicle production was unchanged at 4.1 million units, while our average dollar content per vehicle increased 12% to $784, both as compared to the second quarter of 2005. In Europe, vehicle production declined 1% to 4.2 million units, while our average dollar content per vehicle increased 10% to $340, both as compared to the second quarter of 2005.
    Operating income for the second quarter of 2006 decreased 11% to $286 million from $323 million for the second quarter of 2005. Excluding the unusual items recorded in the second quarters of 2006 and 2005 (see "Unusual Items" below), operating income for the second quarter of 2006 increased
$25 million or 8%. The increase in operating income excluding unusual items was primarily due to additional margins earned on the launch of new programs during or subsequent to the second quarter of 2005, additional margins earned on increased vehicle production on certain of our programs, productivity and efficiency improvements at certain underperforming facilities and the acquisition of CTS Fahrzeug-Dachsysteme GmbH, Bietingheim-Bissingen ("CTS") in February 2006. These factors were partially offset by productivity and other inefficiencies at certain facilities in Europe, particularly at certain interior systems facilities, lower vehicle production volumes on certain programs, and incremental customer price concessions.
    Net income for the second quarter of 2006 decreased 14% or $32 million to $193 million from $225 million for the second quarter of 2005. Excluding the unusual items recorded in the second quarters of 2006 and 2005 (see "Unusual Items" below), net income for the second quarter of 2006 increased 3% or $7 million. The increase in net income excluding unusual items was primarily a result of the increase in operating income (excluding unusual items) partially offset by higher income taxes.
    Diluted earnings per share for the second quarter of 2006 decreased 15% or $0.31 to $1.75 from $2.06 for the second quarter of 2005. Excluding the unusual items recorded in the second quarters of 2006 and 2005 (see "Unusual Items" below), diluted earnings per share increased 2% or $0.03 as a result of the increase in net income (excluding unusual items) partially offset by an increase in the weighted average number of diluted shares outstanding during the second quarter of 2006, primarily as a result of the Class A Subordinate Voting Shares issued on completion of the Privatizations.

    Other recent highlights include the following:

    <<
    - In May, six of our operating divisions won Ford Motor Company World Excellence Awards for exemplary performance during 2005. The six awards were the most given to any one supplier, out of a total of 60 World Excellence Awards presented to Ford's suppliers globally.

    - In June, our Magna Steyr unit was awarded a J.D. Power Gold Plant Quality Award in Europe for our vehicle assembly facility in Graz, Austria. It is the first time this award has been given to an automotive supplier. The award recognizes that our Graz facility produces vehicles with the fewest number of defects as compared to other European assembly facilities. This is a remarkable achievement considering the complexity involved in building eight different vehicles, for three different customers, at one vehicle assembly location.

    - In April, we acquired a 32% equity interest in Shin Young Metal Ind. Co. ("Shin Young"), a Korean-based supplier of major stampings, welded assemblies and tooling. Shin Young operates five manufacturing facilities in Korea, and is a Tier 1 supplier to Hyundai. Hyundai and Shin Young also jointly own a facility in Alabama. We anticipate that this investment may provide us opportunities for new business, in Korea and elsewhere in the world, as Hyundai continues to expand globally.


    Unusual Items

    During the three months and six months ended June 30, 2006 and 2005, we recorded certain unusual items as follows:

                                    2006                     2005
                        ---------------------------  ------------------------

                                           Diluted                   Diluted
                                             Earn-                     Earn-
                                             ings    Operat-           ings
                         Operating    Net     per      ing     Net      per
                           Income   Income   Share   Income   Income   Share
    -------------------------------------------------------------------------
    Second Quarter
      Restructuring
       charges(1)        $  (25)  $  (18) $ (0.16) $    (9) $    (7) $ (0.07)
      Impairment
       charges(1)             -        -        -       (5)      (5)   (0.05)
      Sale of
       facilities(2)        (17)     (15)   (0.14)      16       10     0.09
      Foreign currency
       gain(3)                -        -        -       18       18     0.16
      Future tax
       recovery(3)            -       10     0.09        -        -        -
    -------------------------------------------------------------------------
    Total second quarter
     unusual items          (42)     (23)   (0.21)      20       16     0.13
    -------------------------------------------------------------------------
    First Quarter
      Restructuring
       charges(1)           (10)      (9)   (0.08)      (5)      (4)   (0.04)
      Charges associated
       with MG Rover(4)       -        -        -      (15)     (13)   (0.13)
    -------------------------------------------------------------------------
    Total first quarter
     unusual items          (10)      (9)   (0.08)     (20)     (17)   (0.17)
    -------------------------------------------------------------------------
    Total year to date
     unusual items       $  (52)  $  (32) $ (0.29) $     -  $    (1) $ (0.04)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) Restructuring and Impairment Charges

        (a)   For the six months ended June 30, 2006

              During the first quarter of 2006, we incurred restructuring and rationalization charges of $10 million related to activities that were initiated in 2005. Specifically, in January 2006, we reached an agreement with the workers' council at a facility in Belgium that covers non-contractual termination benefits for employees at this facility. As a result, we recorded the $8 million cost of this agreement in the first quarter of 2006.

              During the second quarter of 2006, we incurred restructuring and rationalization charges of $25 million. Specifically, in June, we recorded a $17 million charge as a result of an agreement we reached with employees related to rightsizing a facility in the United States. In addition, we incurred additional restructuring and rationalization charges of $4 million related to two facilities in North America and $4 million related to two facilities in Europe.

              In addition, we expect to incur additional restructuring and rationalization charges during the balance of 2006 in the range of $5 million to $10 million related to activities that were initiated in 2005.

        (b)   For the six months ended June 30, 2005

              During the first quarter of 2005 we incurred rationalization charges of $4 million related to a facility in North America and we also expensed previously capitalized bank facility fees as a result of the cancellation of Decoma's term credit facility.

              During the second quarter of 2005, we incurred restructuring and impairment charges totalling $14 million related substantially to three European facilities.

    (2) Sale of Facilities

        During the second quarter of 2006, we entered into agreements for the sale of two underperforming powertrain facilities. As a result, we incurred losses on disposition of the facilities of $12 million and $5 million in Europe and North America, respectively. During the second quarter of 2005, we recorded a $16 million gain on sale of a non-core seat component facility in North America.

    (3) Other Unusual Items

        During the second quarter of 2006 we also recorded a $10 million future income tax recovery as a result of a reduction in future income tax rates in Canada. During the second quarter of 2005, we recorded an $18 million foreign currency gain on the repatriation of funds from Europe.

    (4) MG Rover

        In April 2005, MG Rover Group Limited ("MG Rover") was placed into administration, which is similar to Chapter 11 bankruptcy protection in the United States (the "MG Rover situation"). As a result, we recorded charges of $15 million related to our MG Rover assets and supplier obligations during the first quarter of 2005.

    INDUSTRY TRENDS AND RISKS
    -------------------------------------------------------------------------
    A number of trends have had a significant impact on the global automotive industry in recent years, including:

    - the growth of Asian-based OEMs in North America and Europe and declining market share at certain of our customers in our traditional markets;
    - the growth of the automotive industry in China, Korea, India and other Asian countries, as well as parts of eastern Europe, and the migration of manufacturing to such lower cost countries;
    - increased pressure by OEMs on automotive suppliers to reduce their prices, including through retroactive price reductions, and bear additional costs;
    - increases in raw materials and commodity prices, such as steel and resin, as well as energy prices;
    - the deterioration of the financial condition of the automotive supply base and certain OEMs;
    - increased engineering capabilities required in order to be awarded new business for more complex systems and modules;
    -  increased outsourcing of larger modules;
    - increased prevalence of vehicles built off high-volume global vehicle platforms; and
    - increased customer and consumer demand for lighter vehicles, additional safety features, improved comfort, convenience and space optimization features, alternative fuel systems and advanced electronics systems.

    The following are some of the more significant risks that could affect our ability to achieve our desired results:

    - The global automotive industry is cyclical and consumer demand for automobiles is sensitive to changes in certain economic and political conditions, including interest rates, energy prices and international conflicts (including acts of terrorism). Automotive sales and production can also be affected by other factors, including labour relations issues, regulatory requirements and trade agreements. In North America, the industry is characterized by significant overcapacity, fierce competition and significant pension and other post employment benefit costs for the domestic automobile manufacturers. In Europe, the market structure is relatively fragmented with significant overcapacity. As a result of these conditions, some of our customers are currently experiencing or may in the future experience reduced consumer demand for their vehicles, leading to declining vehicle production volumes. A reduction in vehicle production volumes by any of our significant customers could have a material adverse effect on our profitability.

    - Rising healthcare, pension and other post-employment benefit costs are having a significant adverse effect on the profitability and competitiveness of a number of North American and European OEMs and automotive component suppliers. Increased raw materials prices, including steel and resins, and energy prices are also adversely affecting OEMs and automotive component suppliers. Other economic conditions, such as increased gas prices, have affected and could further threaten sales of certain models, such as full-size sport utility vehicles and light trucks. All of these conditions, coupled with a continued decline in market share, could further threaten the financial condition of some of our customers, putting additional pressure on us to reduce our prices and exposing us to greater credit risk. In the event that our customers are unable to satisfy their financial obligations or seek protection from their creditors, we may incur additional expenses as a result of such credit exposure, which could have a material adverse effect on our profitability and financial condition.

    - Although we supply parts to all of the leading OEMs, a significant majority of our sales are to four such customers, two of which are rated as below investment grade by credit rating agencies. We are attempting to further diversify our customer base, particularly to increase our business with Asian based OEMs. A decline in overall production volumes by any of our four largest customers could have an adverse effect on our profitability, particularly if we are unable to further diversify our customer base. Moreover, while we supply parts for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market share among vehicles (including shifts away from vehicles we assemble) or the early termination, loss, renegotiation of the terms of, or delay in, the implementation of any significant production or assembly contract could have an adverse effect on our profitability.

    - The competitive environment in the automotive industry has been intensifying as our customers seek to take advantage of lower operating costs in China, other countries in Asia and parts of Eastern Europe. As a result, we are facing increased competition from suppliers that have manufacturing operations in low cost countries. While we continue to expand our manufacturing footprint with a view to taking advantage of manufacturing opportunities in low cost countries, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in emerging market countries carries its own risks, including those relating to political and economic instability; trade, customs and tax risks; currency exchange rates; currency controls; insufficient infrastructure; and other risks associated with conducting business internationally. The loss of any significant production contract to a competitor in low cost countries or significant costs and risks incurred to enter and carry on business in these countries could have an adverse effect on our profitability.

    - Prices for key commodities used in our parts production, particularly steel and resin, remain at elevated levels with the possibility of future increases in some commodities. We expect steel prices will remain at elevated levels in 2006 compared to levels earlier this decade. Approximately half of our steel is acquired through resale programs operated by the automobile manufacturers, which do not expose us to steel price increases, and the balance is acquired through spot, short-term and long-term contracts. However, a steel supplier has challenged its long-term agreements with us for certain steel products while steel prices were rising and, to the extent that it successfully disputes, terminates or otherwise refuses to honour its contracts, our exposure to steel price increases will increase to the extent that steel prices remain at elevated levels. We also sell scrap steel, which is generated through our parts production process, and the revenues from these sales have reduced some of our exposure to steel price increases in the past. However, if scrap steel prices decline, while steel prices remain high, our ability to reduce our exposure to steel price increases will diminish. To the extent we are unable to fully mitigate our exposure to increased commodity prices through hedging strategies, by engineering products with reduced steel, resin or other commodity content, or by passing additional steel and resin costs to our customers, such additional commodity costs could have a material adverse effect on our profitability.

    - We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. Economic conditions, intense pricing pressures, increased commodity prices and a number of other factors have left many automotive suppliers in varying degrees of financial distress. The continued financial distress or the insolvency or bankruptcy of one of our major suppliers could disrupt the supply of components to us from these suppliers, possibly resulting in a temporary disruption in the supply of products by us to our customers. Additionally, the financial distress or the insolvency or bankruptcy of a significant supplier to one of our customers could disrupt the supply of products to such customer, resulting in a reduction in production by our customer. Such a reduction in our customer's production could negatively impact our production, resulting in unrecoverable losses. Any prolonged disruption in the supply of critical components by our suppliers or suppliers to one of our customers, the inability to re-source production of a critical component from a financially distressed automotive components sub-supplier, or any temporary shut-down of one of our production lines or the production lines of our customers, could have a material adverse effect on our profitability. Additionally, the insolvency, bankruptcy or financial restructuring of any of our critical suppliers could result in us incurring unrecoverable costs related to the financial work-out of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such suppliers are not able to assume responsibility for such amounts, which could have an adverse effect on our profitability.

    - We have entered into, and will continue to enter into, long-term supply arrangements with our customers which provide for, among other things, price concessions over the supply term. To date, these concessions have been fully or partially offset by cost reductions arising principally from product and process improvements and price reductions from our suppliers. However, the competitive automotive industry environment in North America, Europe and Asia has caused these pricing pressures to intensify. Some of our customers have demanded, and in light of challenging automotive industry conditions may continue to demand, additional price concessions and/or retroactive price reductions. We may not be successful in offsetting all of these price concessions or reductions through improved operating efficiencies, reduced expenditures or reduced prices from our suppliers. To the extent that we are not able to offset price concessions through cost reductions or improved operating efficiencies, such concessions could have a material adverse effect on our profitability.

    - We continue to be pressured to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by OEMs. In particular, some OEMs have requested that we pay for design, engineering and tooling costs that are incurred up to the start of production and recover these costs through amortization in the piece price of the applicable component. Some of these costs cannot be capitalized, which could adversely affect our profitability until the programs in respect of which they have been incurred are launched. In addition, since our contracts generally do not include any guaranteed minimum purchase requirements, if estimated production volumes are not achieved, these costs may not be fully recovered, which could have an adverse effect on our profitability.

    - Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. If our products are, or are alleged to be, defective, we may be required to participate in a recall of those products, particularly if the actual or alleged defect relates to vehicle safety. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer's cost of the recall and labour to remove and replace the defective part. We continue to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, we only account for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer's warranty experience. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition if the actual costs are materially different from such estimates.

    - Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer's annual requirements for a particular vehicle, instead of a specified quantity of products. These blanket purchase orders can be terminated by a customer at any time and, if terminated, could result in us incurring various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

    - We are also subject to the risk of exposure to product liability claims in the event that the failure of our products results in bodily injury and/or property damage. Currently, we have bodily injury coverage under insurance policies. This coverage will continue until September 2006 and is subject to renewal on an annual basis. A successful claim against us in excess of our available insurance coverage could have an adverse effect on our profitability and financial condition.

    - Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions are not fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition.

    - In response to the increasingly competitive automotive industry conditions, we may further rationalize some of our production facilities. In the course of such rationalization, we will incur further costs related to plant closings, relocations and employee severance costs. Such costs could have an adverse effect on our short-term profitability. In addition, we are working to turn around financially underperforming divisions, however, there is no guarantee that we will be successful in doing so with respect to some or all such divisions.

    - We recorded significant impairment charges in 2005 and may do so in 2006 and in the future. Goodwill must be tested for impairment annually, or more frequently when an event occurs that more likely than not reduces the fair value of a reporting unit below its carrying value. We also evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. The bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes are not met, any resulting impairment loss could have a material adverse effect on our profitability.

    - From time to time, we may be contingently liable for contractual and other claims with customers, suppliers and former employees. On an ongoing basis, we attempt to assess the likelihood of any adverse judgements or outcomes to these claims, although it is difficult to predict final outcomes with any degree of certainty. At this time, we do not believe that any of the claims which we are party to will have a material adverse effect on our financial position, however, we cannot provide any assurance to this effect.

    RESULTS OF OPERATIONS
    -------------------------------------------------------------------------
    Average Foreign Exchange

                                  For the three months    For the six months
                                       ended June 30,       ended June 30,
                                  ---------------------   -------------------
                                     2006   2005 Change   2006   2005 Change
    -------------------------------------------------------------------------

    1 Canadian dollar equals
     U.S. dollars                   0.892  0.803  + 11%  0.879  0.810   + 9%

    1 euro equals U.S. dollars      1.259  1.255     -   1.231  1.283   - 4%

    1 British pound equals
     U.S. dollars                   1.832  1.850   - 1%  1.792  1.871   - 4%
    -------------------------------------------------------------------------

    The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and six months ended June 30, 2006 impacted the reported U.S. dollar amounts of our sales, expenses and income.
    The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.
    Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.
    Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

    RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED JUNE 30, 2006
    -------------------------------------------------------------------------

    Sales
                                              For the three months
                                                   ended June 30,
                                              ---------------------
                                                     2006     2005    Change
    -------------------------------------------------------------------------
    Vehicle Production Volumes
     (millions of units)
      North America                                   4.145    4.126       -
      Europe                                          4.223    4.269    -  1%
    -------------------------------------------------------------------------
    Average Dollar Content Per Vehicle
      North America                                $    784   $  702    + 12%
      Europe                                       $    340   $  310    + 10%
    -------------------------------------------------------------------------
    Sales
      External Production
        North America                              $  3,251   $2,895    + 12%
        Europe                                        1,437    1,325    +  8%
        Rest of World                                    67       43    + 56%
      Complete Vehicle Assembly                       1,075    1,054    +  2%
      Tooling, Engineering and Other                    539      541       -
    -------------------------------------------------------------------------
    Total Sales                                    $  6,369   $5,858    +  9%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total sales reached a record level in the second quarter of 2006, increasing 9% or $511 million to $6.4 billion compared to $5.9 billion for the second quarter of 2005.

    External Production Sales - North America

    External production sales in North America increased 12% or $356 million to $3.3 billion for the second quarter of 2006 compared to $2.9 billion for the second quarter of 2005. This increase in production sales reflects a 12% increase in our North American average dollar content per vehicle as North American vehicle production volumes for the second quarter of 2006 remained relatively consistent with vehicle production volumes for the second quarter of 2005.

    Our average dollar content per vehicle grew by 12% or $82 to $784 for the second quarter of 2006 compared to $702 for the second quarter of 2005, primarily as a result of:

    - the launch of new programs during or subsequent to the second quarter of 2005, including:
       -  General Motors' ("GM") new full-size SUVs;
       -  the Ford Fusion, Mercury Milan and Lincoln Zephyr;
       -  the Chevrolet HHR;
       -  the Chevrolet Impala;
       -  the Ford Explorer and Mercury Mountaineer;
       -  the Dodge Charger; and
       -  the Pontiac Torrent;
    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar;
    - increased production and/or content on certain programs, including the Mercedes M-Class; and
    -  the acquisition of CTS in February 2006.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
       -  the Cadillac STS;
       -  the Jeep Grand Cherokee;
       -  the Chrysler Pacifica; and
       -  the Mazda Tribute and Ford Escape;
    - programs that ended production during or subsequent to the second quarter of 2005; and
    -  incremental customer price concessions.

    External Production Sales - Europe

    External production sales in Europe increased 8% or $112 million to $1.4 billion for the second quarter of 2006 compared to $1.3 billion for the second quarter of 2005. This increase in production sales reflects a 10% increase in our European average dollar content per vehicle partially offset by a 1% decline in European vehicle production volumes.

    Our average dollar content per vehicle grew by 10% or $30 to $340 for the second quarter of 2006 compared to $310 for the second quarter of 2005, primarily as a result of:

    - acquisitions during or subsequent to the second quarter of 2005, including the acquisition of CTS in February 2006;
    - the launch of new programs during or subsequent to the second quarter of 2005, including:
       -  the Honda Civic; and
       -  the Peugeot 207; and
    - increased production and/or content on certain programs, including the Mercedes B-Class.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
       -  the Mercedes A-Class;
       -  the Mercedes C-Class; and
       -  the Chrysler Voyager and Grand Voyager;
    - programs that ended production during or subsequent to the second quarter of 2005; and
    -  incremental customer price concessions.

    External Production Sales - Rest of World

    External production sales in the Rest of World increased 56% or $24 million to $67 million for the second quarter of 2006 compared to $43 million for the second quarter of 2005. The increase in production sales is primarily a result of:

    -  increased production sales at existing facilities in China;
    -  increased production sales at our powertrain facilities in Korea;
    - an increase in reported U.S. dollar sales due to the strengthening of the Korean won and Chinese Renminbi, each against the U.S. dollar;
    -  the ramp-up of production at new facilities in China; and
    -  increased production sales at a closure systems facility in Brazil.

    These factors were partially offset by the closure of an exterior systems facility in Brazil and an engineered glass systems facility in Malaysia during or subsequent to the second quarter of 2005.

    Complete Vehicle Assembly Sales

    The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.
    Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

                                               For the three months
                                                  ended June 30,
                                               --------------------
                                                  2006       2005     Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales          $   1,075  $   1,054       + 2%
    -------------------------------------------------------------------------
    Complete Vehicle Assembly Volumes
     (Units)
      Full-Costed:                              39,602     39,526          -
        BMW X3, Mercedes E-Class and
         G-Class, and Saab 9(3) Convertible
      Value-Added:                              23,101     22,078       + 5%
        Jeep Grand Cherokee, Chrysler 300,
         Chrysler Voyager, and Jeep
         Commander
    -------------------------------------------------------------------------
                                                62,703     61,604       + 2%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    Complete vehicle assembly volumes increased 2% or 1,099 units to 62,703 units for the second quarter of 2006 compared to 61,604 units for the second quarter of 2005. Complete vehicle assembly sales increased 2% or $21 million to $1.075 billion for the second quarter of 2006 compared to $1.054 billion for the second quarter of 2005. The increase in complete vehicle assembly sales is primarily the result of the launch of new programs during or subsequent to the second quarter of 2005, including the Chrysler 300 in the second quarter of 2005 and the Jeep Commander in the first quarter of 2006.

    Tooling, Engineering and Other

    Tooling, engineering and other sales were $539 million for the second quarter of 2006, which amount was relatively unchanged from the tooling, engineering and other sales for the second quarter of 2005 of $541 million.

    In the second quarter of 2006, the major programs for which we recorded tooling, engineering and other sales were:

    -  GM's next generation full-size pickups and SUVs;
    -  the MINI Cooper;
    -  the BMW Z4;
    -  the Freightliner P-Class;
    -  the Ford Edge;
    -  the BMW 3-Series; and
    -  the Suzuki XL7.

    In the second quarter of 2005, the major programs for which we recorded tooling, engineering and other sales were:

    -  the Ford Fusion, Mercury Milan and Lincoln Zephyr;
    -  the MINI Cooper;
    -  the Mercedes M-Class; and
    -  the Hummer H3.

    In addition, tooling, engineering and other sales benefited from the strengthening of the Canadian dollar against the U.S. dollar.

    Gross Margin

    Gross margin increased $54 million to $847 million for the second quarter of 2006 compared to $793 million for the second quarter of 2005. Gross margin as a percentage of total sales decreased to 13.3% for the second quarter of 2006 compared to 13.5% for the second quarter of 2005. In the second quarter of 2006, the unusual items discussed in the "Highlights" section above negatively impacted gross margin and gross margin as a percentage of total sales by $17 million and 0.3%, respectively. Excluding these unusual items, the 0.1% increase in gross margin as a percent of sales was primarily a result of:

    -  productivity and efficiency improvements at certain divisions;
    -  price reductions from our suppliers; and
    - incremental gross margin earned on program launches and production volume increases on certain programs.

    These factors were partially offset by:

    - inefficiencies at certain underperforming facilities, particularly at certain of our European interior systems facilities;
    - costs incurred in preparation for programs that launched during 2006 or for programs that will be launching;
    -  a decrease in production volumes for certain programs; and
    -  incremental customer price concessions.

    Depreciation and Amortization

    Depreciation and amortization costs increased 16% or $28 million to $201 million for the second quarter of 2006 compared to $173 million for the second quarter of 2005. The increase in depreciation and amortization was primarily as a result of:

    - an increase in assets employed in the business to support future growth;
    - depreciation and amortization of assets related to the acquisition of CTS;
    - depreciation and amortization of assets at new facilities that launched during or subsequent to the second quarter of 2005; and
    - an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar against the U.S. dollar.

    Selling, General and Administrative ("SG&A")

    SG&A expenses as a percentage of sales increased to 5.8% for the second quarter of 2006 compared to 5.0% for the second quarter of 2005. SG&A expenses increased 26% or $75 million to $367 million for the second quarter of 2006 compared to $292 million for the second quarter of 2005. Excluding the unusual items discussed in the "Highlights" section above, SG&A expenses increased by $25 million primarily as a result of:

    -  increased spending as a result of the acquisition of CTS;
    - an increase in reported U.S. dollar SG&A due to the strengthening of the Canadian dollar against the U.S. dollar;
    - increased costs incurred at certain underperforming divisions in Europe; and
    - higher infrastructure costs to support the increase in sales levels, including spending to support program launches.

    These factors were partially offset by:

    -  reduced stock compensation expense; and
    -  lower incentive compensation.


    Earnings before Interest and Taxes ("EBIT")(1)


                                               For the three months
                                                  ended June 30,
                                               --------------------
                                                  2006       2005     Change
    -------------------------------------------------------------------------

    North America                            $     249  $     219      + 14%
    Europe                                          24         81      - 70%
    Rest of World                                    -          2     - 100%
    Corporate and Other                             10         23      - 57%
    -------------------------------------------------------------------------
    Total EBIT                               $     283  $     325      - 13%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Included in EBIT for the second quarters of 2006 and 2005 were the following unusual items, which have been discussed in the "Highlights" section above.


                                                        For the three months
                                                           ended June 30,
                                                       ----------------------
                                                             2006       2005
    -------------------------------------------------------------------------

    North America
      Restructuring charges                             $     (21) $       -
      Sale of facilities                                       (5)        16
    -------------------------------------------------------------------------
                                                              (26)        16
    -------------------------------------------------------------------------
    Europe
      Restructuring charges                                    (4)        (7)
      Impairment charges                                        -         (5)
      Sale of facility                                        (12)         -
    -------------------------------------------------------------------------
                                                              (16)       (12)
    -------------------------------------------------------------------------
    Corporate and Other
      Restructuring charges                                     -         (2)
      Foreign currency gain                                     -         18
    -------------------------------------------------------------------------
                                                                -         16
    -------------------------------------------------------------------------
                                                        $     (42) $      20
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) EBIT is defined as operating income as presented on our unaudited consolidated financial statements before net interest (income) expense.

    North America

    EBIT in North America increased 14% or $30 million to $249 million for the second quarter of 2006 compared to $219 million for the second quarter of 2005. Excluding the North American unusual items discussed in the "Highlights" section above, EBIT increased by $72 million in North America, primarily as a result of:

    - margins earned on new programs that launched during or subsequent to the second quarter of 2005;
    - margins earned on increased production and/or content on certain programs; and
    - productivity and efficiency improvements at certain underperforming divisions.

    These factors were partially offset by:

    - lower margins as a result of a decrease in production volumes for certain programs;
    -  launch costs incurred at certain divisions;
    - continued productivity and efficiency issues at certain underperforming divisions;
    -  higher affiliation fees paid to Corporate; and
    -  incremental customer price concessions.

    Europe

    EBIT in Europe decreased 70% or $57 million to $24 million for the second quarter of 2006 compared to $81 million for the second quarter of 2005. Excluding the European unusual items discussed in the "Highlights" section above, EBIT decreased $53 million in Europe, primarily as a result of:

    - operating and other inefficiencies at certain facilities, particularly at certain of our interior systems facilities;
    - lower margins as a result of the decrease in sales on certain programs;
    -  launch costs incurred at new facilities and certain other facilities;
    -  costs incurred to develop and grow our electronics capabilities; and
    -  incremental customer price concessions.

    These factors were partially offset by:

    - margins earned on assembly and production programs that launched during or subsequent to the second quarter of 2005;
    - increased margins earned on higher volumes for other assembly programs;
    -  lower affiliation fees paid to Corporate;
    - productivity and efficiency improvements at certain underperforming divisions; and
    -  the acquisition of CTS in February of 2006.

    Rest of World

    No EBIT was earned in the Rest of World for the second quarter of 2006, a decrease of $2 million from the second quarter of 2005.
    The decrease in EBIT was primarily as a result of costs incurred at new facilities, primarily in China, as we continue to pursue opportunities in this growing market. Partially offsetting these costs was the additional margin earned on the increased production sales discussed above.

    Corporate and Other

    Corporate and Other EBIT decreased 57% or $13 million to $10 million for the second quarter of 2006 compared to $23 million for the second quarter of 2005. Excluding the Corporate and Other unusual items discussed in the "Highlights" section above, EBIT increased $3 million, primarily as a result of:

    -  a decrease in stock compensation expense;
    -  an increase in equity income earned on investments; and
    - a decrease in incentive compensation as a result of the decrease in Magna's consolidated earnings.

    These factors were partially offset by:
    -  a decrease in affiliation fees earned from our divisions; and
    -  foreign exchange losses incurred during the second quarter of 2006.

    Interest (Income) Expense, Net

    During the second quarter of 2006, we earned net interest income of $3 million, compared to net interest expense of $2 million for the second quarter of 2005. The $5 million positive variance is primarily as a result of:

    -  a reduction in interest expense as a result of:
       - the repayment in January 2006 of the second series of our senior unsecured notes related to the acquisition of New Venture Gear ("NVG"); and
       - the repayment of $59 million of senior unsecured notes in May 2006; and
    -  an increase in interest income earned.

    Operating Income

    Operating income decreased 11% or $37 million to $286 million for the second quarter of 2006 compared to $323 million for the second quarter of 2005. Excluding unusual items discussed in the "Highlights" section above, operating income increased 8% or $25 million for the second quarter of 2006. The increase in operating income (excluding unusual items) was the result of the increase in EBIT (excluding unusual items) combined with the positive variance in net interest (income) expense, both as described above.

    Income Taxes

    Our effective income tax rate on operating income (excluding equity income) increased to 33.0% for the second quarter of 2006 from 30.5% for the second quarter of 2005. In the second quarters of 2006 and 2005, income tax rates were impacted by the unusual items discussed in the "Highlights" section above. Excluding the unusual items, our effective income tax rate increased to 34.6% for the second quarter of 2006 compared to 31.2% for the second quarter of 2005. The increase in the effective income tax rate is the result of an increase in losses not benefited, primarily at certain interior systems facilities in Europe, partially offset by a change in mix of earnings, whereby proportionately more operating income (excluding equity income) was earned in jurisdictions with lower income tax rates, and a reduction in income tax rates in certain jurisdictions.

    Net Income

    Net income decreased by 14% or $32 million to $193 million for the second quarter of 2006 compared to $225 million for the second quarter of 2005. Excluding the $39 million related to unusual items discussed in the "Highlights" section above, net income increased $7 million as a result of the increase in operating income, partially offset by the increase in income taxes, all as discussed above.

    Earnings per Share

                                               For the three months
                                                  ended June 30,
                                               --------------------
                                                  2006       2005     Change
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate Voting
     or Class B Share
      Basic                                  $    1.78  $    2.10      - 15%
      Diluted                                $    1.75  $    2.06      - 15%
    -------------------------------------------------------------------------

    Average number of Class A Subordinate
     Voting and Class B Shares outstanding
     (millions)
      Basic                                      108.6      107.2       + 1%
      Diluted                                    111.4      109.9       + 1%
    -------------------------------------------------------------------------

    Diluted earnings per share decreased 15% or $0.31 to $1.75 for the second quarter of 2006 compared to $2.06 for the second quarter of 2005. Included in the $0.31 decrease in diluted earnings per share is the net decrease in diluted earnings per share of $0.34 related to the unusual items discussed in the "Highlights" section above.
    Excluding the unusual items, diluted earnings per share increased $0.03 from the second quarter of 2005 to the second quarter of 2006 as a result of the increase in net income (excluding unusual items) partially offset by a 1% increase in the weighted average number of diluted shares outstanding. The increase in the weighted average number of diluted shares outstanding was a result of:

    - approximately 1.2 million additional Class A Subordinate Voting Shares that were included in the weighted average number of shares outstanding as a result of the Privatizations; and
    - 0.5 million additional Class A Subordinate Voting Shares that were issued on the exercise of stock options during or subsequent to the second quarter of 2005.

    The increase in the weighted average number of shares outstanding was partially offset by a lower average trading price for our Class A Subordinate Voting Shares, which results in fewer options becoming dilutive.

    Return on Funds Employed ("ROFE")(1)

    An important financial ratio that we use across all of our operations to measure return on investment is ROFE.
    ROFE for the second quarter of 2006 was 16.9%, a decrease from 21.1% for the second quarter of 2005. The unusual items discussed in the "Highlights" section above negatively impacted ROFE in the second quarter of 2006 by 2.3% and positively impacted ROFE in the second quarter of 2005 by 1.3%.

    Excluding these unusual items, the 0.6% decrease in ROFE can be attributed to an increase in our average funds employed for the second quarter of 2006 compared to the second quarter of 2005, partially offset by the increase in EBIT (excluding unusual items) as discussed above. The increase in our average funds employed was primarily as a result of:

    - acquisitions completed during or subsequent to the second quarter of 2005, including CTS in February 2006;
    - increased funds employed for new facilities associated with recent or upcoming launches; and
    - an increase in our average investment in non-cash operating assets and liabilities.

    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
    -------------------------------------------------------------------------

                                                  For the three months
                                                  ended June 30,
                                               --------------------
                                                  2006       2005     Change
    -------------------------------------------------------------------------

    Net income                               $     193  $     225
    Items not involving current cash flows         222        180
    -------------------------------------------------------------------------
                                                   415        405  $      10
    Changes in non-cash operating assets
     and liabilities                              (141)      (272)
    -------------------------------------------------------------------------
    Cash provided from operating activities  $     274  $     133  $     141
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash flow from operations before changes in non-cash operating assets and liabilities increased $10 million to $415 million for the second quarter of 2006 compared to $405 million for the second quarter of 2005. The increase in cash flow from operations was due to a $42 million increase in items not involving current cash flows, partially offset by a $32 million decrease in net income (as discussed above).

    -------------------------------------------------------------------------

    (1) ROFE is defined as EBIT divided by the average funds employed for the period. Funds employed is defined as long-term assets, excluding future tax assets, plus non-cash operating assets and liabilities. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory, income taxes recoverable and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.

    The increase in items not involving current cash flows was primarily a result of:

    -  a $28 million increase in depreciation and amortization; and
    -  a $49 million increase in other non-cash charges, including:
       - a $17 million loss recorded on the sale of two underperforming facilities in 2006 as discussed above;
       - an $18 million foreign currency gain on the repatriation of funds from Europe in 2005; and
       - a $16 million gain recorded on the sale of a non-core seat component facility in 2005.

    These increases were partially offset by:

    - a $28 million decrease in future taxes and non-cash portion of current taxes, including a $10 million recovery as a result of a reduction in future income tax rates in Canada in the second quarter of 2006; and
    -  a $2 million increase in equity income.

    Cash invested in non-cash operating assets and liabilities amounted to $141 million for 2006 which was comprised of the following sources (and uses) of cash:

                                                        For the three months
                                                           ended June 30,
                                                       ----------------------
                                                             2006       2005
    -------------------------------------------------------------------------

    Accounts receivable                                 $    (132) $    (428)
    Inventory                                                   -         13
    Prepaid expenses and other                                 (1)        (5)
    Accounts payable and other accrued liabilities            (41)       134
    Income taxes payable                                       36         12
    Deferred revenues                                          (3)         2
    -------------------------------------------------------------------------
    Changes in non-cash operating assets and
     liabilities                                        $    (141) $    (272)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The increase in accounts receivable is primarily a result of an increase in both production and tooling receivables.

    Capital and Investment Spending


                                               For the three months
                                                  ended June 30,
                                               --------------------
                                                  2006       2005     Change
    -------------------------------------------------------------------------

    Fixed assets                             $    (179) $    (205)
    Investments and other assets                   (43)       (22)
    -------------------------------------------------------------------------
    Fixed assets, investments and other
     assets additions                             (222)      (227)
    Purchases of subsidiaries                        -        (33)
    Proceeds from disposals                          7         43
    -------------------------------------------------------------------------
    Cash used in investing activities        $    (215) $    (217) $       2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Fixed assets, investments and other assets additions

    In the second quarter of 2006, we invested $179 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the second quarter of 2006 was for manufacturing equipment for programs that launched during the second quarter of 2006 or will be launching subsequent to the second quarter of 2006, including equipment for GM's next generation full-size pickups and SUVs.

    We invested $43 million in investments and other assets in the second quarter of 2006 primarily representing:

    - the acquisition of a 32% equity interest in Shin Young Metal Ind. Co., a Korean-based supplier of major stampings, welded assemblies and tooling to the automotive industry; and
    - fully reimbursable planning and engineering costs relating to programs that launched or will be launching during 2006.

    Purchase of subsidiaries

    The purchases of subsidiaries for the second quarter of 2005 includes the $50 million cash portion of the Intier privatization, which was partially offset by a $17 million cash adjustment received with respect to the acquisition of NVG.

    Proceeds from disposition

    Proceeds from disposition for the second quarter of 2006 represents normal course fixed and other asset disposals.
    Proceeds from disposition for the second quarter of 2005 reflects
$25 million received on the sale of a non-core seat component facility and proceeds from normal course fixed and other asset disposals.

    Financing

                                               For the three months
                                                  ended June 30,
                                               --------------------
                                                  2006       2005     Change
    -------------------------------------------------------------------------

    Repayments of debt                       $    (106) $     (18)
    Issues of debt                                  17         19
    Issues of Class A Subordinate Voting
     Shares                                          7          3
    Cash dividends paid                            (41)       (42)
    -------------------------------------------------------------------------
    Cash used in financing activities        $    (123) $     (38) $     (85)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The repayments of debt during the second quarter of 2006 included the repayment of $59 million in senior unsecured notes as well as a reduction in bank indebtedness of $47 million.
    The increase in debt during the second quarter of 2006 relates primarily to the issue of government debt and debt assumed on a sale-leaseback transaction.
    During the second quarter of 2006, we received cash proceeds of $7 million on the exercise of stock options for Class A Subordinate Voting Shares compared to $3 million during the second quarter of 2005.

    Financing Resources

                                                 As at      As at
                                               June 30,  December
                                                  2006   31, 2005     Change
    -------------------------------------------------------------------------

    Liabilities
      Bank indebtedness                      $     164  $      89
      Long term debt due within one year            80        131
      Long term debt                               699        700
    -------------------------------------------------------------------------
                                                   943        920
    Shareholders' equity                         7,127      6,565
    -------------------------------------------------------------------------
    Total capitalization                     $   8,070  $   7,485  $     585
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total capitalization increased by 8% or $585 million to $8.1 billion at June 30, 2006 as compared to $7.5 billion at December 31, 2005. The increase in capitalization is a result of an increase in shareholders' equity and liabilities of $562 million and $23 million, respectively.

    The increase in shareholders' equity is primarily the result of:

    - net income earned during the first six months of 2006 (as discussed above);
    - a $225 million increase in the currency translation adjustment, primarily as a result of the strengthening of the Canadian dollar against the U.S. dollar between December 31, 2005 and June 30, 2006; and
    - Class A Subordinate Voting Shares issued on the exercise of stock options.

    The increases in equity were partially offset by:

    -  dividends paid during the first six months of 2006; and
    - a $6 million reduction of share capital related to the repurchase of our Class A Subordinate Voting Shares which had been awarded on a restricted basis to an executive.

    The increase in liabilities is primarily a result of an increase in bank indebtedness as a result of:

    -  the acquisition of CTS in February 2006; and
    - an increase in reported U.S. dollar amounts as a result of the strengthening of the Canadian dollar against the U.S. dollar.

    These increases were partially offset by decreases in long-term debt as a result of the repayment of:

    - the second series of our senior unsecured notes related to the acquisition of NVG in January 2006; and
    -  $59 million of senior unsecured notes in May 2006.

    During the first six months of 2006, our cash resources decreased by $164 million to $1.5 billion as a result of the cash used in investing and financing activities, partially offset by the cash provided from operating activities as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2.0 billion, of which $1.7 billion was unused and available.

    Maximum Number of Shares Issuable

    The following table presents the maximum number of shares that would be outstanding if all of the outstanding stock options and Subordinated Debentures issued and outstanding at August 4, 2006 were exercised or converted:


    Class A Subordinate Voting and Class B Shares                109,596,409
    Subordinated Debentures(i)                                     1,096,589
    Stock options(ii)                                              4,375,243
    -------------------------------------------------------------------------
                                                                 115,068,241
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

          The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

    (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

    Contractual Obligations and Off-Balance Sheet Financing

    There have been no material changes with respect to the contractual obligations requiring annual payments during the second quarter of 2006 that are outside the ordinary course of business. Refer to our MD&A included in our 2005 Annual Report.
    Long-term receivables in other assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $50 million since we have a legal right of set-off of the customer's long-term receivable payable to us against such borrowings and intend to settle the related amounts simultaneously.

    RESULTS OF OPERATIONS - FOR THE SIX MONTHS ENDED JUNE 30, 2006
    -------------------------------------------------------------------------

    Sales

                                        For the three months
                                                  ended June 30,
                                               --------------------
                                                  2006       2005     Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes (millions of
     units)
      North America                              8.275      8.090       + 2%
      Europe                                     8.230      8.385       - 2%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                          $     772  $     710       + 9%
      Europe                                 $     341  $     315       + 8%
    -------------------------------------------------------------------------

    Sales
      External Production
        North America                        $   6,386  $   5,742      + 11%
        Europe                                   2,810      2,640       + 6%
        Rest of World                              122         76      + 61%
      Complete Vehicle Assembly                  2,115      2,180       - 3%
      Tooling, Engineering and Other               955        938       + 2%
    -------------------------------------------------------------------------
    Total Sales                              $  12,388  $  11,576       + 7%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    External Production Sales - North America

    External production sales in North America increased 11% or $644 million to $6.4 billion for the six months ended June 30, 2006 compared to $5.7 billion for the six months ended June 30, 2005. This increase in production sales reflects a 9% increase in our North American average dollar content per vehicle combined with a 2% increase in North American vehicle production volumes.

    Our average dollar content per vehicle grew by 9% or $62 to $772 for the six months ended June 30, 2006 compared to $710 for the six months ended June 30, 2005, primarily as a result of:

    - the launch of new programs during or subsequent to the six months ended June 30, 2005, including:
        -  GM's new full-size SUVs;
        -  the Ford Fusion, Mercury Milan and Lincoln Zephyr;
        -  the Chevrolet HHR;
        -  the Dodge Charger;
        -  the Ford Explorer and Mercury Mountaineer;
        -  the Chevrolet Impala;
        -  the Hummer H3; and
        -  the Pontiac Torrent;
    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and
    - increased production and/or content on certain programs, including the Mercedes M-Class.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
       -  the Chevrolet Equinox;
       -  the Chrysler Pacifica;
       -  the Dodge Caravan, Grand Caravan and Chrysler Town & Country;
       -  GM's full-size pickup trucks;
       -  the Jeep Grand Cherokee;
       -  the Cadillac STS; and
       -  the Mazda Tribute and Ford Escape;
    - programs that ended production during or subsequent to the six months ended June 30, 2005; and
    -  incremental customer price concessions.

    External Production Sales - Europe

    External production sales in Europe increased 6% or $170 million to $2.8 billion for the six months ended June 30, 2006 compared to $2.6 billion for the six months ended June 30, 2005. This increase in production sales reflects an 8% increase in our European average dollar content per vehicle partially offset by a 2% decline in European vehicle production volumes.

    Our average dollar content per vehicle grew by 8% or $26 to $341 for the six months ended June 30, 2006 compared to $315 for the six months ended June 30, 2005, primarily as a result of:

    - acquisitions completed during or subsequent to the first six months of 2005, including CTS in February 2006;
    - the launch of new programs during or subsequent to the first six months of 2005, including:
       -  the Honda Civic;
       -  the Peugeot 207;
       -  the Mercedes S-Class; and
       -  the Volkswagen Passat; and
    - increased production and/or content on certain programs, including the Mercedes B-Class.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including the Mercedes A-Class and C-Class;
    - a decrease in reported U.S. dollar sales primarily due to the weakening of the euro and British pound against the U.S. dollar;
    - programs that ended production during or subsequent to the six months ended June 30, 2005, including production on all MG Rover programs as a result of the MG Rover situation; and
    -  incremental customer price concessions.

    External Production Sales - Rest of World

    External production sales in the Rest of World increased 61% or $46 million to $122 million for the six months ended June 30, 2006 compared to $76 million for the six months ended June 30, 2005. The increase in production sales is primarily a result of:

    -  the ramp-up of production at new facilities in China;
    -  increased production sales at our powertrain facilities in Korea; and
    - an increase in production sales at a closure systems facility in Brazil.

    Complete Vehicle Assembly Sales

                                               For the three months
                                                  ended June 30,
                                               --------------------
                                                  2006       2005     Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales          $   2,115  $   2,180       - 3%
    -------------------------------------------------------------------------
    Complete Vehicle Assembly Volumes
     (Units)
      Full-Costed:                              78,949     79,312          -
        BMW X3, Mercedes E-Class and
         G-Class, and Saab 9(3) Convertible
      Value-Added:                              47,911     29,974      + 60%
        Jeep Grand Cherokee, Chrysler 300,
         Chrysler Voyager, and Jeep
         Commander
    -------------------------------------------------------------------------
                                               126,860    109,286      + 16%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Although assembly volumes increased 16% or 17,574 units, complete vehicle assembly sales decreased 3% or $65 million to $2.1 billion for the six months ended June 30, 2006 compared to $2.2 billion for the six months ended June 30, 2005. The decrease in complete vehicle assembly sales is primarily the result of:

    - a decrease in reported U.S. dollar sales due to the weakening of the euro against the U.S. dollar; and
    - lower assembly volumes and/or content for certain vehicles accounted for on a full-cost basis.

    These factors were partially offset by the launch of the following value-added assembly programs:

    -  the Jeep Commander in the first quarter of 2006;
    -  the Chrysler 300 in the second quarter of 2005; and
    -  the Jeep Grand Cherokee in the first quarter of 2005.

    Tooling, Engineering and Other

    Tooling, engineering and other sales increased 2% or $17 million to $955 million for the six months ended June 30, 2006 compared to $938 million for the six months ended June 30, 2005.

    In the six months ended June 30, 2006, the major programs for which we recorded tooling, engineering and other sales were:

    -  GM's next generation full-size pickups and SUVs;
    -  the MINI Cooper;
    -  the BMW Z4;
    -  the BMW X5;
    -  the Freightliner P-Class;
    -  the Ford Edge;
    -  the Ford F-Series Super Duty pickup trucks;
    -  the BMW 3-Series; and
    -  the Suzuki XL7.

    In the six months ended June 30, 2005, the major programs for which we recorded tooling, engineering and other sales were:

    -  the Ford Fusion, Mercury Milan and Lincoln Zephyr;
    -  the MINI Cooper;
    -  the Mercedes M-Class;
    -  the Hummer H3; and
    -  the Jeep Grand Cherokee.

    In addition, tooling, engineering and other sales benefited from the strengthening of the Canadian dollar against the U.S. dollar.

    EBIT

                                               For the six months
                                                  ended June 30,
                                               --------------------
                                                  2006       2005     Change
    -------------------------------------------------------------------------

    North America                            $     468  $     381
    Europe                                          93        137
    Rest of World                                    -          3
    Corporate and Other                             32         59
    -------------------------------------------------------------------------
    Total EBIT                               $     593  $     580       + 2%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Included in EBIT for the six-month periods ended June 30, 2006 and 2005 were the following unusual items, which have been discussed in the "Highlights" section above.

                                                        For the six months
                                                           ended June 30,
                                                       ----------------------
                                                          2006       2005
    -------------------------------------------------------------------------

    North America
      Restructuring charges                             $     (23) $      (4)
      Sale of facilities                                       (5)        16
    -------------------------------------------------------------------------
                                                              (28)        12
    -------------------------------------------------------------------------
    Europe
      Restructuring charges                                   (12)        (7)
      Sale of facility                                        (12)         -
      Charges associated with MG Rover                          -        (15)
      Impairment charges                                        -         (5)
    -------------------------------------------------------------------------
                                                              (24)       (27)
    -------------------------------------------------------------------------
    Corporate and Other
      Restructuring charges                                     -         (3)
      Foreign currency gain                                     -         18
    -------------------------------------------------------------------------
                                                                -         15
    -------------------------------------------------------------------------
                                                        $     (52) $       -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    North America

    EBIT in North America increased 23% or $87 million to $468 million for the six months ended June 30, 2006 compared to $381 million for the six months ended June 30, 2005. Excluding the North American unusual items discussed in the "Highlights" section above, EBIT increased $127 million, primarily as a result of:

    - margins earned on new programs that launched during or subsequent to the second quarter of 2005;
    - margins earned on increased production and/or content on certain programs;
    - productivity and efficiency improvements at certain underperforming divisions;
    - the closure during the first six months of 2005 of a facility that incurred losses during the first quarter of 2005; and
    - lower employee profit sharing as a result of the decrease in Magna's consolidated earnings.

    These factors were partially offset by:

    - lower margins as a result of a decrease in production volumes for certain programs;
    -  launch costs incurred at certain divisions;
    - continued productivity and efficiency issues at certain underperforming divisions;
    -  amortization of fair value increments related to the Privatizations;
    -  higher affiliation fees paid to Corporate; and
    -  incremental customer price concessions.

    Europe

    EBIT in Europe decreased $44 million to $93 million for the six months ended June 30, 2006 compared to $137 million for the six months ended June 30, 2005. Excluding the European unusual items discussed in the "Highlights" section above, EBIT decreased by $47 million, primarily as a result of:

    - operating and other inefficiencies at certain facilities, primarily at certain interior systems facilities;
    - lower margins as a result of the decrease in sales on certain programs;
    -  amortization of fair value increments related to the Privatizations;
    -  launch costs incurred at new facilities and certain other facilities;
       and
    -  incremental customer price concessions.

    These factors were partially offset by:

    - margins earned on assembly and production programs that launched during or subsequent to the second quarter of 2005;
    - increased margins earned on higher volumes for other assembly programs;
    -  lower affiliation fees paid to Corporate;
    - improvements in productivity and efficiency at certain underperforming divisions;
    -  a decrease in estimated product warranty costs; and
    -  the acquisition of CTS in February of 2006.

    Rest of World

    No EBIT was earned in the Rest of World for the six months ended June 30, 2006, a decrease of $3 million from the six months ended June 30, 2005. EBIT decreased primarily as a result of:

    - costs incurred at new facilities, primarily in China, as we continue to pursue opportunities in this growing market; and
    - the closure of a Brazilian facility during 2005 that was profitable in the first quarter of 2005.

    Partially offsetting these costs was the additional margin earned on the increased production sales discussed above.

    Corporate and Other

    Corporate and Other EBIT decreased 46% or $27 million to $32 million for the six months ended June 30, 2006 compared to $59 million for the six months ended June 30, 2005. Excluding the unusual items discussed in the "Highlights" section above, EBIT decreased $12 million primarily as a result of:

    -  a decrease in affiliation fees earned from our divisions;
    - higher charitable donations, including hurricane Katrina disaster relief; and
    -  foreign exchange losses incurred during the six months ended
       June 30, 2006.

    These factors were partially offset by:

    -  a decrease in stock compensation expense; and
    -  an increase in equity income earned on investments.

    COMMITMENTS AND CONTINGENCIES
    -------------------------------------------------------------------------

    From time to time, we may be contingently liable for litigation and other claims. Refer to note 21 of our audited consolidated financial statements, which describes these claims.

    SUBSEQUENT EVENTS
    -------------------------------------------------------------------------

    On August 3, 2006, we entered into an agreement to acquire two facilities from Pressac PLC for $58 million ((euro)45 million) subject to regulatory approvals. The facilities in Germany and Italy manufacture electronic devices for sale to various customers, including Volkswagen, DaimlerChrysler and Fiat.

    FORWARD-LOOKING STATEMENTS
    -------------------------------------------------------------------------

    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to, the impact of: declining production volumes and changes in consumer demand for vehicles; the inability of our customers to meet their financial obligations to us; a reduction in the production volumes of certain vehicles; our ability to compete with suppliers with operations in low cost countries; our inability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; the financial distress of some of our suppliers and customers; our inability to offset price concessions demanded by our customers; our inability to fully recover pre-production expenses; warranty and recall costs; the termination by our customers of any material contracts; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; legal claims against us; risks of conducting business in foreign countries; unionization activities at our facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF INCOME
    (Unaudited)
    (U.S. dollars in millions, except per share figures)

                                    Three months ended     Six months ended
                                          June 30,              June 30,
                                  --------------------- ---------------------
                             Note      2006       2005       2006       2005
    -------------------------------------------------------------------------

    Sales                          $  6,369   $  5,858   $ 12,388   $ 11,576
    -------------------------------------------------------------------------
    Cost of goods sold                5,522      5,065     10,721     10,058
    Depreciation and
     amortization                       201        173        389        341
    Selling, general and
     administrative             5       367        292        691        597
    Interest (income)
     expense, net                        (3)         2         (2)         3
    Equity income                        (4)        (2)        (6)        (5)
    Impairment charges                    -          5          -          5
    -------------------------------------------------------------------------
    Income from operations
     before income taxes and
     minority interest                  286        323        595        577
    Income taxes                         93         98        190        169
    Minority interest                     -          -          -         11
    -------------------------------------------------------------------------
    Net income                     $    193   $    225   $    405   $    397
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A
     Subordinate Voting
     or Class B Share:
      Basic                        $   1.78   $   2.10   $   3.73   $   3.78
      Diluted                      $   1.75   $   2.06   $   3.66   $   3.73
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid
     per Class A
     Subordinate Voting or
     Class B Share                 $   0.38   $   0.38   $   0.76   $   0.76
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average number of
     Class A Subordinate
     Voting and Class B
     Shares outstanding
     during the period
     (in millions):
      Basic                           108.6      107.2      108.6      105.0
      Diluted                         111.4      109.9      111.3      106.9
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
    (Unaudited)
    (U.S. dollars in millions)

                                    Three months ended     Six months ended
                                          June 30,              June 30,
                                  --------------------- ---------------------
                             Note      2006       2005       2006       2005
    -------------------------------------------------------------------------
    Retained earnings,
     beginning of period           $  3,579   $  3,068   $  3,409   $  2,937
    Net income                          193        225        405        397
    Dividends on Class A
     Subordinate Voting
     and Class B Shares                 (41)       (42)       (83)       (83)
    -------------------------------------------------------------------------
    Retained earnings,
     end of period                 $  3,731   $  3,251   $  3,731   $  3,251
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (U.S. dollars in millions)

                                    Three months ended     Six months ended
                                          June 30,              June 30,
                                  --------------------- ---------------------
                             Note      2006       2005       2006       2005
    -------------------------------------------------------------------------
    Cash provided from
     (used for):

    OPERATING ACTIVITIES
    Net income                     $    193   $    225   $    405   $    397
    Items not involving
     current cash flows                 222        180        437        374
    -------------------------------------------------------------------------
                                        415        405        842        771
    Changes in non-cash
     operating assets
     and liabilities                   (141)      (272)      (366)      (110)
    -------------------------------------------------------------------------
                                        274        133        476        661
    -------------------------------------------------------------------------

    INVESTMENT ACTIVITIES
    Fixed asset additions              (179)      (205)      (346)      (329)
    Purchase of subsidiaries    2         -        (33)      (203)      (169)
    Increase in other assets            (43)       (22)       (52)       (69)
    Proceeds from disposition             7         43         31         58
    -------------------------------------------------------------------------
                                       (215)      (217)      (570)      (509)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Repayments of debt                 (106)       (18)      (119)      (278)
    Issues of debt                       17         19         19         54
    Issues of Class A
     Subordinate Voting
     Shares                               7          3         15         14
    Dividends                           (41)       (42)       (82)       (84)
    -------------------------------------------------------------------------
                                       (123)       (38)      (167)      (294)
    -------------------------------------------------------------------------

    Effect of exchange rate
     changes on cash and
     cash equivalents                    78        (46)        97        (83)
    -------------------------------------------------------------------------
    Net increase (decrease)
     in cash and cash
     equivalents during
     the period                          14       (168)      (164)      (225)
    Cash and cash equivalents,
     beginning of period              1,504      1,462      1,682      1,519
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                 $  1,518   $  1,294   $  1,518   $  1,294
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (U.S. dollars in millions)
                                                       June 30,  December 31,
                                             Note         2006          2005
    -------------------------------------------------------------------------

    ASSETS
    Current assets
    Cash and cash equivalents                       $    1,518    $    1,682
    Accounts receivable                                  4,318         3,436
    Inventories                                          1,535         1,388
    Prepaid expenses and other                             113            97
    -------------------------------------------------------------------------
                                                         7,484         6,603
    -------------------------------------------------------------------------
    Investments                                            170           142
    Fixed assets, net                                    4,258         4,124
    Goodwill                                    2        1,036           918
    Future tax assets                                      220           208
    Other assets                                           435           326
    -------------------------------------------------------------------------
                                                    $   13,603    $   12,321
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                               $      164    $       89
    Accounts payable                                     3,661         3,241
    Accrued salaries and wages                             479           474
    Other accrued liabilities                              551           394
    Income taxes payable                                   134            59
    Long term debt due within one year                      80           131
    -------------------------------------------------------------------------
                                                         5,069         4,388
    -------------------------------------------------------------------------
    Deferred revenue                                        82            85
    Long term debt                                         699           700
    Other long term liabilities                            279           241
    Future tax liabilities                                 347           342
    -------------------------------------------------------------------------
                                                         6,476         5,756
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                               4
      Class A Subordinate Voting Shares
        (issued: 108,500,211;
         December 31, 2005 - 108,184,395)                2,486         2,470
      Class B Shares
        (convertible into Class A
         Subordinate Voting Shares)
        (issued: 1,093,983)                                  -             -
    Contributed surplus                         5           64            65
    Retained earnings                                    3,731         3,409
    Currency translation adjustment                        846           621
    -------------------------------------------------------------------------
                                                         7,127         6,565
    -------------------------------------------------------------------------
                                                    $   13,603    $   12,321
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)
    -------------------------------------------------------------------------

    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in United States dollars following Canadian generally accepted accounting principles, as set out in the 2005 annual consolidated financial statements.

        The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2005 annual consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2006 and the results of operations and cash flows for the three-month and six-month periods ended June 30, 2006 and 2005.

    2.  ACQUISITIONS

        (a) For the six months ended June 30, 2006

            On February 2, 2006, Magna acquired CTS Fahrzeug-Dachsysteme GmbH, Bietingheim-Bissingen ("CTS"). CTS is one of the world's leading manufacturers of roof systems for the automotive industry and is based in Germany. CTS manufactures soft tops, hard tops and modular retractable hard tops. In addition to Porsche, its customers include DaimlerChrysler, Ferrari, Peugeot and General Motors. CTS has six facilities in Europe and two facilities in North America.

            The total consideration for the acquisition of CTS amounted to $271 million, consisting of $203 million paid in cash and $68 million of assumed debt. The excess purchase price over the book value of assets acquired and liabilities assumed was $175 million.

        (b) For the six months ended June 30, 2005

            (i)   Tesma

                  On February 6, 2005, Magna acquired the 56% equity interest in Tesma international Inc. ("Tesma") that it did not previously own for total consideration of $613 million, which was satisfied by issuing 6.7 million Magna Class A Subordinate Voting Shares and cash of $103 million. In addition, Magna assumed responsibility for the existing stock options of Tesma, resulting in an increase in the purchase price of $17 million, representing the approximate fair value of the stock options assumed. The excess of the purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed was $270 million.

            (ii)  Decoma

                  On March 6, 2005, Magna acquired the 27% equity interest in Decoma International Inc. ("Decoma") that it did not previously own for total consideration of $239 million, which was satisfied by issuing 2.9 million Magna Class A Subordinate Voting Shares and cash of $31 million. In addition, Magna assumed responsibility for the existing stock options of Decoma, resulting in an increase in the purchase price of $2 million, representing the approximate fair value of the stock options assumed. The excess of the purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed was $78 million.

            (iii) Intier

                  On April 3, 2005, Magna acquired the 15% equity interest in Intier Automotive Inc. ("Intier") that it did not previously own for total consideration of $202 million, which was satisfied by issuing 2.3 million Magna Class A Subordinate Voting Shares and cash of $50 million. In addition, Magna assumed responsibility for the existing stock options of Intier resulting in an increase in the purchase price of $23 million, representing the approximate fair value of the stock options assumed. The excess of the purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed was $87 million.

                  The purchase price allocations for CTS and the 2005 acquisitions are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations. On a preliminary basis, an allocation of the excess purchase price over the book value of assets acquired and liabilities assumed has been made to fixed assets and intangible assets.

    3.  EMPLOYEE FUTURE BENEFIT PLANS

        The Company recorded employee future benefit expenses as follows:

                                    Three months ended      Six months ended
                                           June 30,              June 30,
                                  --------------------- ---------------------
                                       2006       2005       2006       2005
        ---------------------------------------------------------------------
        Defined benefit pension
         plans and other           $      5   $      5   $      9   $      7
        Termination and long
         service arrangements             5          3         10          8
        Retirement medical
         benefits plan                    4          3          5          5
        ---------------------------------------------------------------------
                                   $     14   $     11   $     24   $     20
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    4.  CAPITAL STOCK

        (a) Changes in the Class A Subordinate Voting Shares for the three-month and six-month periods ended June 30, 2006 are shown in the following table (numbers of shares in the following table are expressed in whole numbers):

                                                        Subordinate Voting
                                                -----------------------------
                                                     Number of        Stated
                                                        shares         value
            -----------------------------------------------------------------
            Issued and outstanding at
             December 31, 2005                     108,184,395    $    2,470
            Issued for cash under the Incentive
             Stock Option Plan                         166,209            11
            Issued under the Dividend
             Reinvestment Plan                           5,770             1
            -----------------------------------------------------------------
            Issued and outstanding at
             March 31, 2006                        108,356,374         2,482
            Issued for cash under the Incentive
             Stock Option Plan                         140,535            10
            Issued under the Dividend
             Reinvestment Plan                           3,302             -
            Repurchase of Class A Subordinate
             Voting Shares(i)                                -            (6)
            -----------------------------------------------------------------
            Issued and outstanding at
             June 30, 2006                         108,500,211    $    2,486
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            (i) During the three months ended June 30, 2006, 80,407 Magna
                Class A Subordinate Voting Shares, which were purchased for cash consideration of $6 million, have been awarded on a restricted basis to an executive. Since this stock has not been released to the executive, it has been reflected as a reduction in the stated value of the Company's Class A Subordinate Voting Shares.

        (b) The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at August 4, 2006 were exercised or converted:

            Class A Subordinate Voting and Class B Shares        109,596,409
            Subordinated Debentures(i)                             1,096,589
            Stock options(ii)                                      4,375,243
            -----------------------------------------------------------------
                                                                 115,068,241
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of the Class A Subordinate Voting Shares at the time the Company elects to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

                  The above amounts also exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

            (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

    5.  STOCK-BASED COMPENSATION

        (a) The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers):

                              2006                           2005
             -------------------------------- -------------------------------
              Options outstanding             Options outstanding
             -------------------------------- -------------------------------
                                     Options                         Options
                        Exercise     exercis-           Exercise     exercis-
                Options  price(i)       able    Options  price(i)       able
                     No.    Cdn$          No.        No.    Cdn$          No.
    -------------------------------------------------------------------------
    Beginning
     of year   4,600,039   75.46   4,116,104   2,614,376   85.74   2,042,876
    Assumed on
     privati-
     zation            -       -           -   1,053,353   71.31     864,688
    Granted      115,000   87.80           -      35,000   85.75           -
    Exercised   (166,209)  58.32    (166,209)   (170,106)  61.09    (170,106)
    Vested             -       -      80,100           -       -       9,291
    Cancelled    (17,001)  93.35     (12,059)          -       -           -
    -------------------------------------------------------------------------
    March 31   4,531,829   76.33   4,017,936   3,532,623   82.62   2,746,749
    Assumed on
     privati-
     zation            -       -           -   1,377,067   54.11     973,668
    Exercised   (140,535)  62.92    (140,535)    (80,486)  53.67     (80,486)
    Vested             -       -       8,138           -       -      11,775
    Cancelled     (6,862)  73.11      (2,658)    (17,033)  84.60           -
    -------------------------------------------------------------------------
    June 30    4,384,432   76.76   3,882,881   4,812,171   74.94   3,651,706
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

            (i) The exercise price noted above represents the weighted average exercise price in Canadian dollars.

        (b) The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

                                    Three months ended      Six months ended
                                           June 30,              June 30,
                                  --------------------- ---------------------
                                       2006       2005       2006       2005
            -----------------------------------------------------------------
            Risk free interest rate       -       3.32%      3.99%      3.24%
            Expected dividend yield       -       2.40%      2.05%      2.18%
            Expected volatility           -         23%        23%        23%
            Expected time until
             exercise                     -    2 years    4 years    2 years
            -----------------------------------------------------------------
            Weighted average fair
             value of options granted
             or modified in period
             (Cdn$)                $      -   $  19.33   $  14.89   $  18.48
            -----------------------------------------------------------------
            Compensation expense
             recorded in selling,
             general and
             administrative
             expenses              $      1   $      6   $      3   $      9
            -----------------------------------------------------------------

        (c) At June 30, 2006, unamortized compensation expense related to the restricted stock arrangements was $46 million, and has been presented as a reduction of shareholders' equity.

        (d) Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and reclassified to share capital, the accumulated restricted stock compensation expense, and the value of the holders conversion option on the 6.5% Convertible Subordinated Debentures. The following is a continuity schedule of contributed surplus:

                                                             2006       2005
            -----------------------------------------------------------------
            Stock-based compensation
              Balance, beginning of period               $     62   $     16
              Impact of privatization transactions              -         20
              Stock-based compensation expense                  2          2
              Exercise of options                              (3)        (5)
            -----------------------------------------------------------------
              Balance, March 31,                               61         33
              Impact of privatization transactions              -         25
              Stock-based compensation expense                  3          5
              Exercise of options                              (3)        (2)
            -----------------------------------------------------------------
              Balance, June 30,                                61         61
            Holders conversion option                           3          3
            -----------------------------------------------------------------
                                                         $     64   $     64
            -----------------------------------------------------------------
            -----------------------------------------------------------------


    6.  SEGMENTED INFORMATION
                                                 Three months ended
                                                   June 30, 2006
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                   $  1,743   $  1,672              $  1,130
          United States               1,558      1,501                 1,241
          Mexico                        420        410                   337
          Eliminations                 (130)         -                     -
        ---------------------------------------------------------------------
                                      3,591      3,583   $    249      2,708
        Europe
          Euroland                    2,392      2,349                 1,167
          Great Britain                 238        237                    80
          Other European countries      155        119                    96
          Eliminations                  (49)         -                     -
        ---------------------------------------------------------------------
                                      2,736      2,705         24      1,343
        Rest of World                    92         81          -         93
        Corporate and Other             (50)         -         10        114
        ---------------------------------------------------------------------
        Total reportable segments  $  6,369   $  6,369   $    283      4,258
        Current assets                                                 7,484
        Investments, goodwill and
         other assets                                                  1,861
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 13,603
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                                 Three months ended
                                                   June 30, 2005
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                   $  1,608   $  1,542              $    989
          United States               1,510      1,437                 1,294
          Mexico                        296        278                   327
          Eliminations                 (138)         -                     -
        ---------------------------------------------------------------------
                                      3,276      3,257   $    219      2,610
        Europe
          Euroland                    2,236      2,197                 1,094
          Great Britain                 245        241                    81
          Other European countries      152        119                    91
          Eliminations                  (44)         -                     -
        ---------------------------------------------------------------------
                                      2,589      2,557         81      1,266
        Rest of World                    52         44          2         77
        Corporate and Other             (59)         -         23         96
        ---------------------------------------------------------------------
        Total reportable segments  $  5,858   $  5,858   $    325      4,049
        Current assets                                                 6,279
        Investments, goodwill and
         other assets                                                  1,554
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 11,882
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

                                                  Six months ended
                                                   June 30, 2006
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                   $  3,441   $  3,308              $  1,130
          United States               3,015      2,898                 1,241
          Mexico                        778        759                   337
          Eliminations                 (244)         -                     -
        ---------------------------------------------------------------------
                                      6,990      6,965   $    468      2,708
        Europe
          Euroland                    4,652      4,572                 1,167
          Great Britain                 481        479                    80
          Other European countries      309        235                    96
          Eliminations                  (98)         -                     -
        ---------------------------------------------------------------------
                                      5,344      5,286         93      1,343
        Rest of World                   156        137          -         93
        Corporate and Other            (102)         -         32        114
        ---------------------------------------------------------------------
        Total reportable segments  $ 12,388   $ 12,388   $    593      4,258
        Current assets                                                 7,484
        Investments, goodwill and
         other assets                                                  1,861
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 13,603
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                                  Six months ended
                                                   June 30, 2005
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                   $  3,195   $  3,066              $    989
          United States               2,915      2,777                 1,294
          Mexico                        514        484                   327
          Eliminations                 (272)         -                     -
        ---------------------------------------------------------------------
                                      6,352      6,327   $    381      2,610
        Europe
          Euroland                    4,524      4,424                 1,094
          Great Britain                 506        497                    81
          Other European countries      318        250                    91
          Eliminations                 (102)         -                     -
        ---------------------------------------------------------------------
                                      5,246      5,171        137      1,266
        Rest of World                    93         78          3         77
        Corporate and Other            (115)         -         59         96
        ---------------------------------------------------------------------
        Total reportable segments  $ 11,576   $ 11,576   $    580      4,049
        Current assets                                                 6,279
        Investments, goodwill and
         other assets                                                  1,554
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 11,882
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        (i) EBIT represents operating income before interest income or expense.

    7.  RELATED PARTY TRANSACTION

        On March 31, 2006, the Company purchased a real estate property located in the United States from Magna Entertainment Corp. for a total purchase price of $6 million.

    8.  SUBSEQUENT EVENTS

        On August 3, 2006, the Company entered into an agreement to acquire two facilities from Pressac PLC for $58 million ((euro)45 million) subject to regulatory approvals. The facilities in Germany and Italy manufacture electronic devices for sale to various customers, including Volkswagen, DaimlerChrysler and Fiat.

    9.  COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.

    >>


For further information: Louis Tonelli, Vice-President, Investor
Relations at (905) 726-7035.